EXHIBIT (a)(7)

OFFER TO PURCHASE FOR CASH ALL OUTSTANDING CLASS A ORDINARY SHARES, INCLUDING CLASS A ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES, OF WANDA SPORTS GROUP COMPANY LIMITED AT $1.70 PER CLASS A ORDINARY SHARE AND $2.55 PER AMERICAN DEPOSITARY SHARE (“TENDER OFFER”)

Dear ADS holder:

This is a reminder of the subsequent offering period following the initial offering period of the Tender Offer, scheduled to expire at 5:00 p.m., New York City time, on February 26, 2021, unless extended. Note that your bank or broker may have an earlier internal expiration time. As a holder of American Depositary Shares (“ADSs”) representing Class A Ordinary Shares of Wanda Sports Group Company Limited (“WSG”), you should have received materials for the Tender Offer (see below for further definitions and details). The subsequent offering period commenced 9:00 a.m., New York City time, on February 1, 2021 for all remaining ADSs and Class A Ordinary Shares. No withdrawal rights apply to tenders in the subsequent offering period.

Why you should tender your ADSs during the subsequent offering period?

•	We will immediately accept any tender of ADSs and you will promptly receive the same $2.55 in cash per ADS, without interest thereon, offered during the subsequent offering period.
•	The offer price of $2.55 per ADS represents an approximate 41.7% premium over the closing price of the ADSs on September 29, 2020, the last trading day before announcement of a non-binding proposal to acquire WSG.
•	By tendering ADSs, you will not bear any cancellation fees payable to the Depositary or Hong Kong stamp duty.
•	Outside the Tender Offer there is no market for your ADSs since the ADSs were delisted from Nasdaq on January 29, 2021.
•	WSG’s board of directors (the “Board”), acting on the unanimous recommendation of an independent board committee of independent and disinterested directors of the Board, has determined that the Tender Offer and the other Going Private Transactions are in the best interest of WSG and its shareholders, and are fair to the Unaffiliated Security Holders. Therefore, the Board has recommended that ADS holders accept the Tender Offer and tender their ADSs.

If you have any questions, need assistance in completing your instructions to tender or want a copy of the Offer to Purchase, please contact the Information Agent, MacKenzie Partners, at 800-322-2885 or via email at tenderoffer@mackenziepartners.com

Legal Notices

This letter relates to the Tender Offer launched on December 23, 2020 by Wanda Sports & Media (Hong Kong) Holding Co. Limited (“Purchaser”), a wholly-owned subsidiary of Wanda Culture Holding Co., Ltd. (the “Parent”), offering to purchase all of the issued and outstanding class A ordinary shares of WSG, no par value (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by ADSs. The Tender Offer is made pursuant to the Offer to Purchase, dated December 23, 2020, as amended by Amendment No. 1 to the Offer to Purchase dated and filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 (as it may be amended, modified or supplemented thereafter from time to time in accordance with its terms, the “Offer to Purchase”). Unless otherwise defined herein, capitalized terms have the same meanings as set forth in the Offer to Purchase.

This letter is neither the Offer to Purchase nor a substitute for the Tender Offer materials that Parent and Purchaser filed as a part of a Schedule TO (including any amendments thereto) with the SEC in relation to the Tender Offer (the “Schedule TO”). The Tender Offer is only being made pursuant to the Offer to Purchase, the letters of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS OF WSG ARE URGED TO READ THESE OFFER MATERIALS CAREFULLY AND IN THEIR ENTIRETY (AS THEY MAY BE AMENDED FROM TIME TO TIME), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of WSG may obtain a free copy of these materials and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing requests to the Information Agent for the Tender Offer, which is named in the Schedule TO.

**IF YOU HAVE ALREADY TENDERED YOUR ADSs, YOU NEED NOT TAKE ANY FURTHER ACTION**